SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.
Proxy statement for the annual general meeting of shareholders (the “Meeting”) of Caesarstone Sdot-Yam Ltd. (the “Company”) to be held on December 3, 2015 (including the second amended notice of the annual general meeting of shareholders).

2.	Proxy card for use in connection with the Meeting.

A copy of the proxy statement and proxy card are available on the Company’s website at www.caesarstone.com.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-180313) and Registration Statement on Form F-3ASR (Registration No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: November 12, 2015	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel

EXHIBIT INDEX

Exhibit 99.1	Description Proxy statement for the annual general meeting of shareholders of the Company to be held on December 3, 2015.

99.2	Proxy card for the annual general meeting of shareholders of the Company to be held on December 3, 2015.